January 7, 2013

Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dominion Funds, Inc., File Nos. 033-49808 and 811-06727

Dear Mr. Eskildsen:

On November 9, 2012, Dominion Funds, Inc. (the “Registrant”), on behalf of the Fairfax Global Trends Fund and the Fairfax Gold and Precious Metals Fund (each a “Fund” and collectively, the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 36 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You provided comments by phone to Emily Little on December 14, 2012.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

1.

Comment.  On the cover page of the prospectus of each Fund, please delete the third and fourth sentences as they are neither permitted nor required by Item 1 of Form N-1A.

Response.  The Registrant has made the requested revisions.

2.

Comment.  In Footnote 2 to the fee table for the Global Trends Fund, the expiration date of the expense limitation arrangement is less than one year from the presumed effective date of the prospectus.  The expense limitation agreement must be in place for at least one year from the effective date of the prospectus.  Please revise the expense limitation expiration date disclosed and confirm supplementally that the date will be at least one year from the date of the prospectus.

Response.  The Registrant so confirms and has revised the disclosure accordingly.

3.

Comment.  The Global Trends Fund had a portfolio turnover rate of 494% in the last fiscal year.  Given the high turnover, please consider revising the strategy section to include additional disclosure reflecting the historically, and expected future as applicable, turnover.

Response.   After further review of the Fund’s Principal Investment Strategy and Risk, the Registrant believes that the existing disclosures, that note “active” management, accurately reflect the Fund strategy, and the past and anticipated future risks, but has added disclosure related to the frequent buying and selling of securities.  “Portfolio Turnover Risk” continues to be an appropriate risk for inclusion in the Fund’s prospectus because it has historically experienced high levels of turnover.  The Registrant will continue to monitor the level of portfolio turnover in the Fund and has added the following disclosure in the prospectus’ investment disclosure section:

The Advisor may engage in frequent buying and selling of securities to achieve the Fund’s objectives.

4.

Comment.  With respect to the Global Trends Fund, please explicitly describe how the Fund will invest in non-U.S. companies.

Response.    Upon review, the Registrant believes that the existing disclosures regarding the Fund’s investment process relative to non-U.S. companies accurately describes with sufficient detail to inform investors of the adviser’s strategy without unnecessarily providing insight into proprietary aspects of the adviser’s investment strategy and process.  However, the Registrant has added disclosure to note that the Fund executes its non-U.S. company investments through ETFs and ADRs that are traded on U.S. exchanges.

5.

Comment.  In Item 4 of the Global Trends Fund prospectus, “Temporary Defensive Strategy” is described within the “Principal Risks of Investing in the Fund” section.  Please move this section to the Item 9 disclosure.

Response.

The Registrant has made the requested revision.

6.

Comment.  The Global Trends Fund lists “Emerging Markets Risk” as a Principal Risk of Investing in the Fund, but emerging markets are not discussed in the Principal Investment Strategy.  Please either remove the “Emerging Markets Risk” or revise the Principal Investment Strategy such that the prospectus disclosure accurately reflects the nature of the Fund’s strategy and risks.

Response.    The Registrant has revised the Principal Investment Strategy disclosure to indicate that the Fund may invest in securities of emerging markets.  The relevant disclosure has been revised as follows:

The Fund is actively managed and may invest anywhere globally in the U.S. and foreign markets, including emerging markets, but substantially outside the U.S. in ETFs, equities and bonds.

7.

Comment.  In the Performance section of the Global Trends Fund prospectus, please remove footnotes 2 and 3, describing the indexes, or incorporate the information therein into the introductory paragraph of the Performance section.

Response.

The Registrant has made the requested revision and has deleted footnotes 2 and 3.

8.

Comment.  In the Performance section of the Global Trends Fund prospectus, please convert footnote 1 from a footnote to a standalone paragraph.

Response.

The Registrant has made the requested revision.

9.

Comment.   The disclosure describing the Portfolio Management is not consistent between the prospectuses of the Funds.  Please revise the disclosures so they are consistent or explain supplementally why it is necessary and appropriate to have different disclosures for the Funds.

Response.

The Registrant has revised the disclosure in the Gold and Precious Metals Fund to be consistent with the Global Trends Fund.

10.

Comment.

In the “Payment for Redeemed Shares” section of each Fund’s prospectus, it is noted that a $20 service charge will be assessed for “express” mail, and a $15 fee for wire payments.  Please include these charges in the shareholder fee section of the Fee Table in the Summary.

Response.

The Registrant has revised the Fee Table for each Fund to reflect the above referenced fees/charges.

11.

Comment.

Please remove footnote 1 to the Fee Table for the Gold and Precious Metals Fund, and instead incorporate the information as a parenthetical.

Response.

The Registrant has made the requested revision.

12.

Comment.

Please confirm that market timing procedures discussed in the “Market Timing” section of each Fund’s prospectus are described in sufficient specificity, as required under Item 11(e)(4)(ii).  Please revise this section if additional specificity is required.

Response.  Upon review, the Registrant believes market timing disclosures have been made with sufficient specificity to inform prospective shareholders as to their nature, yet without disclosing so much detail that they create a road map to shareholder's who might wish to evade the market timing policy.

13.

Comment.

On the back page of each Fund’s prospectus, please update the SEC mailing address zip code to “20549-1520” and the phone number to “1-202-551-8090.”

Response.

The Registrant has made the requested revisions.

14.

Comment.

Consistent with rule 35d-1 under the Investment Company Act of 1940, please revise the first sentence of the “Principal Investment Strategies of the Fund” section of the Gold and Precious Metals Fund as follows:

“The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets plus borrowings for investment purposes in equity and equity-related securities of companies….”

Response.

The Registrant has made the requested revision, and has revised the related Item 9 disclosure accordingly.

15.

Comment.

The “Performance” disclosure is provided twice in the Gold and Precious Metals Fund.  Please delete the duplicative disclosure.

Response.

The Registrant has deleted the duplicative disclosure.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Emily Little at (614) 469-3264..

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP